Contact

www.linkedin.com/in/andrew-yakub-b8467017 (LinkedIn)

Top Skills

Physics
Photovoltaics
Matlab

Honors-Awards

Forbes 30 Under 30, Energy 2016

Andrew Yakub

Chief Executive Officer at Rayton
United States

Experience

Rayton
Chief Executive Officer
October 2013 - Present (9 years 5 months)

Rayton uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar.

ReGen America Inc.
Founder/CEO
September 2009 - October 2013 (4 years 2 months)

I founded this company to make solar energy accessible to everyone post-recession. We developed a financing model using government incentives to allow a homeowner or commercial building owner to lease a solar photovoltaic system at no upfront cost and see an immediate savings of 30% on their monthly electricity bill. We own and manage over 3 MW of installed solar property in Southern California. Additionally, we have been awarded over $3 million in federal grants.

UCLA Particle Beam Physics Lab
Design Engineer
January 2010 - December 2012 (3 years)

I developed radio frequency photoinjector guns using 3-D radiation simulation software.

Jet Propulsion Laboratory
Intern
May 2006 - August 2006 (4 months)

I worked on the radar for the Mars Science Laboratory exploratory probe that landed in 2012.

Education

University of California, Santa Barbara

Bachelor of Science (B.S.), Physics · (2004 - 2008)